SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Results of the 26th Annual General Meeting of Shareholders

1. Approval of Financial Statements (Unit: KRW Million, except for earnings per share)

The 26th Fiscal Year (Fiscal Year ended December 31, 2007)

- Total Assets	17,950,064	- Revenues	11,936,382

- Total liabilities	9,057,289	- Operating income	1,433,722

- Capital stock	1,560,998	- Net income	957,623

- Total Stockholders’ Equity	8,892,775	* Basic earnings per share (KRW)	4,635

* Audit Opinion	Unqualified

2. Approval of Dividends

Regular cash dividend per share (KRW)		2,000

Total cash dividends (KRW)		407,373,646,000

Dividend ratio to market value		3.8

3. Status of Directors (as of the date of appointment)

A. Approval of Appointment of Directors

- President (Joong-Soo Nam)

- Two (2) standing directors (Jong Lok Yoon, Jeong Soo Suh)

- Two (2) outside directors (Gyu Taeg Oh , Koh Jeong Suk)

(including one (1) outside director who will serve as member of the Audit Committee)

B. Number of Outside Directors Following Appointment	Total number of directors	10
	Number of outside directors	7
	Percentage of outside directors (%)	70

C. Number of Auditors Following Appointment	Standing auditors	-
	Non-standing auditor	-

D. Number of Members of Audit Committee Following Appointment	Number of members of Audit Committee who are outside directors	4
	Number of members of Audit Committee who are standing directors	0

4. Details of Other Resolutions

Agenda Item No. 1. Election of President: approved as originally proposed.

Agenda Item No. 2. Approval of Financial Statements: approved as originally proposed.

Agenda Item No. 3. Election of Independent and Non-Executive Director for Audit Committee : approved as originally proposed

Agenda Item No. 4. Election of Directors: approved as originally proposed

Agenda Item No. 5. Approval of Limit on Remuneration of Directors: approved as originally proposed

Agenda Item No. 6. Approval of Employment Contract for the Management: approved as originally proposed

Agenda Item No. 7. Approval of Amendment of the Rules on Severance Payment for Executive Directors: approved as originally proposed

5. Date of Annual General Meeting of Shareholders	February 29, 2008

Details Relating to Elected Directors

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality

Joong-Soo, Nam	June 28, 1955	3 years	Re-elected	Executive Vice President & CFO, KT President & CEO, KT Freetel Co. Ltd. President & CEO, KT Corp.	President	PhD, Business Administration from University of Massachusetts, USA	Korea

Jong-Lok Yoon	December 17, 1957	1 year	Re-elected	Head of Research and Development Group at KT Head of New Business Planning Group at KT	Head of Growing Business Group at KT	Master’s degree in electronic engineering from Yonsei University	Korea

Jeong-Soo Suh	January 10, 1958	1 year	Re-elected	Head of Planning and Coordination Office at KT Chief financial officer of KT	Head of Corporate Strategy Group	M.B.A. degree from Yonsei University	Korea

Details Relating to Elected Independent and Outside Director:

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality
Jeong-Suk Koh	May 22, 1957	3 years	Newly-elected	Statutory auditor of Ilshin Spinning Co., Ltd.	Representative Director and President of Ilshin Investment Co., Ltd.	Ph.D. degree in business administration from the Massachusetts Institute of Technology	Korea

Details Relating to Election of Audit Committee Member:

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality
Gyu-Taeg Oh	February 20, 1959	3 years	Newly-elected	Standing director of Korean Finance Association Certified public accountant at Ahn-Kwon & Co.	President of Korea Fixed Income Research Institute	Ph.D. degree in economics from Yale University	Korea

Addition of an Affiliated Company

1. Details of affiliated company:

A. Name: Onston Communication

B. Name of the Representative Director: Mi-Kyoung, Lee

C. Total assets: KRW 424,000,000

D. Total liabilities: KRW 123,000,000

E. Total shareholders’ equity: KRW 301,000,000

F. Total capital stock: KRW 500,000,000

G. Business area: Sales representative of online media

2. Name of company group: KT Corporation

3. Reason for the addition: KT Corporation received notice from the Korean Fair Trade Commission that the company stated above will be classified as affiliate of a large business group.

4. Percentage of shares owned by KT Corporation: 0% (Nasmedia Inc., a 50% owned affiliate company of KT Corp., has 100% ownership)

5. Number of KT Corporation’s affiliated companies after the addition: 37

6. Effective date: March 3, 2008

7. KT Corporation is making this disclosure on behalf of the business group “KT” and this disclosure is effective for other listed affiliates of KT Corporation that are obligated to make such disclosure on the same date:

- Listed on the Stock Market Division of the Korea Exchange: KTF

- Listed on the KOSDAQ Market Division of the Korea Exchange: KTH, KT Submarine, Olive Nine Creative Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 4, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director